Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

December 2, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director
Ms. Carmen Moncada-Terry
Mr. Michael Karney

Re:	Chesapeake Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 1-13726
Response Letters Dated June 13, July 30, September 5, and November 7, 2008

Ladies and Gentlemen:

After further discussion with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission on November 19, 2008 and December 1, 2008, Chesapeake Energy Corporation supplements the response provided in its letter dated November 7, 2008.

The company’s annual report on Form 10-K for the year ended December 31, 2008 will contain, or incorporate by reference to its proxy statement for the 2009 annual meeting of shareholders, a description of the Founder Well Participation Program that includes the present value of future net revenue, discounted at 10% (PV-10), of the estimated proved developed producing oil and natural gas reserves associated with the FWPP interests owned by Mr. McClendon as of December 31, 2008.

As we have discussed with the Staff, the FWPP interests are owned by Mr. McClendon and not Chesapeake. The company will necessarily rely on Mr. McClendon’s representations of his ownership of the reserves and so indicate in the disclosure. The company expects that quantities, price and cost information used to calculate the future net revenue from FWPP reserves will be consistent with such information in reserve reports for wells in which the company is a joint working interest owner with Mr. McClendon. The disclosure of the PV-10 of FWPP reserves will be accompanied by customary caveats with regard to the uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production, such as those contained in the company’s Form 10-K and other filings with respect to estimates of the company’s proved oil and natural gas reserves. We will also caution readers that a PV-10 calculation is subject to a number of variables and is not a reflection of market value.

Securities and Exchange Commission

December 2, 2008

In addition to FWPP PV-10 disclosures, we will provide the tabular presentation proposed in our November 7, 2008 response letter. The table will include FWPP revenues, lease operating expenses, the resulting net cash flow before capital expenditures, capital expenditures and net cash flow after capital expenditures for each of the three years in the period ended December 31, 2008. The data will be derived from the company’s existing records and any limitations of the information will be noted.

We appreciate the Staff’s willingness to engage in dialogue about this program and your efforts to understand its operation. We believe the foregoing addresses the concerns you have expressed to us and will provide a balanced view of the FWPP participation right, informing investors of the benefits as well as the substantial expenditures that participation entails.

In closing, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have a question regarding our response set forth above, or need additional information, please do not hesitate to call Mike Johnson at (405) 879-9229 or me at (405) 879-9232, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.

Very truly yours,

/s/ Marcus C. Rowland
Marcus C. Rowland
Executive Vice President and Chief Financial Officer